September 30, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Atlantic American Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 0-03722

Dear Mr. Rosenberg:

             On behalf of Atlantic American Corporation ("we" or the "Company"), we appreciate your letter dated August 28, 2008 from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") (the "Comment Letter") concerning the above-referenced annual report on Form 10-K (the "2007 Form 10-K"). We continue to strive for improved financial reporting and the Comment Letter will assist us in that regard. Please find below responses to the comments issued by the Staff in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Underwriting Results, page 27

1.      An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. You attribute the favorable loss development of $11.5 million in 2007, $9.9 million in 2006 and $8.4 million in 2005 to the Medicare supplement and certain lines of business within American Southern. Given the materiality of these changes in estimate, we believe that investors would benefit from a more detailed explanation and analysis of your operating results. Please expand your disclosure to explain and quantify the effect of each factor that caused this favorable loss development and the likelihood that your recent loss development experience is indicative of expected future loss development. Refer to our Interpretive Guidance in Financial Reporting Release No. 72.

             RESPONSE

             We agree that a detailed explanation and analysis of operating results is desirable, and strive to provide the same to investors, to the extent it is material to an understanding of the Company and its financial results.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
September 30, 2008

             As described in the 2007 Form 10-K, in determining loss reserves, we typically review and evaluate, among other things, historical trends, ultimately making loss determinations at differing levels within the indicated range developed based on our assessments of changes in the relevant line of business, our industry and the economy. When describing the estimates and ranges developed in its review and evaluation, the Company disclosed on page 8 of the 2007 Form 10-K: "The range of estimates developed in connection with the December 31, 2007 review indicated that reserves could be as much as 16.0% lower or as much as 6.7% higher." The overall assessments in determining loss reserves are significantly influenced by complex, constantly changing external factors, and the Company does not, and cannot, without unreasonable effort and expense, review or obtain information with respect to the individual values attributable to each of those factors. In our "Critical Accounting Policies" in the 2007 Form 10-K we discuss the uncertainty and variability in determining loss reserves and reference "a variety of external factors, such as legislative changes, medical cost inflation and others." While we regularly monitor our various blocks of business for trends, developments and other unusual factors (such as the government's introduction of Medicare Advantage), we evaluate our claims reserves using historical data and trends on an aggregate basis. As a result, and as described below, the Company believes that it provides investors with all relevant material information with respect to the Company and its operating results.

             As disclosed in the 2007 Form 10-K, the favorable loss development amounts of $11.5 million in 2007, $9.9 million in 2006 and $8.4 million in 2005 related to the aggregate claims reserves in both the Company's life and health and property and casualty operating segments for the respective years. Those amounts in the life and health operating segment were $2.9 million in 2007, $3.2 million in 2006 and $3.2 million in 2005; whereas in the property and casualty operating segment the amounts were $8.6 million in 2007, $6.7 million in 2006 and $5.2 million in 2005.

             The Company's indicated annualized premium from its main health products within its life and health operations, primarily a Medicare supplement product, was $56.3 million in January 2005. In December 2005, that comparable indicated annualized premium was $52.1 million. By December 2006 that comparable indicated annualized premium was $46.5 million and the December 2007 comparable indicated premium was $44.9 million. Even though premium rate increases were implemented in all periods to the extent permitted under applicable law, the percentage declines in annualized premium were 7.3% in 2005, 10.8% in 2006 and 3.5% in 2007. As disclosed in "Underwriting Results" in the 2007 Form 10-K, we believe the declines were predominately due to an "increase in competition not only from traditional insurance company competitors but also the federal government as it provides incentives directly and indirectly to seniors to exit traditional Medicare programs and choose instead Medicare Advantage and other similar plans which result in much different economics to the insured." These premium declines began in 2005. For the three year period prior thereto, premiums had been increasing moderately period over period. As a result, during the period of decline, we had no comparable recent historical data, trending or otherwise, and were unable to determine whether adverse selection was occurring and/or what the impact would be on the ultimate losses for the block of business.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
September 30, 2008

             Reductions to the incurred but not reported ("IBNR") component of our claims reserves were made as the block of business declined; however, reductions were made at the low end of the indicated range given (i) the lack of historical experience in a declining market, (ii) the uncertainty as to whether adverse selection was occurring, and (iii) the inability to determine the specific impact of rate increases based on the two previous factors. As of August 31, 2008, the indicated annualized premium for this line of business was $44.7 million. We believe that the declines in this business have leveled off and will return to the levels and trends historically experienced by the Company. Accordingly, with respect to this line of business, we do not believe that this recent experience is indicative of expected future loss development. For all of the foregoing reasons, we are unable to "quantify the effect" of each of the three previously mentioned factors that caused this favorable development and believe that for this line of business our disclosures include all relevant material information.

            Related to our property and casualty operations, the favorable development for the three years referred to in the Comment Letter is quantitatively more significant. Our property and casualty operations, however, write much larger policies than either our life and health operations or our regional property and casualty operations, which were reflected as discontinued operations in the 2007 Form 10-K. In the Management's Discussion and Analysis section of the 2007 Form 10-K (the "MD&A") we disclose the magnitude of such contracts as follows: "The decrease in gross written premiums was primarily attributable to the loss of one program marketed through a general agent which prior to 2007 had annualized gross written premiums exceeding $10.0 million per annum." The size of the contracts and nature of the contractual insurance coverages do add complexities in estimating ultimate losses on a year to year basis; however, we also currently disclose those complexities and our basis for establishing such reserves in our critical accounting policies. However, as also disclosed in the MD&A (page 28, last paragraph), "approximately 88% of American Southern's business provides for contractual commission arrangements, which compensate the company's agents in relation to the loss ratios of the business they write." Accordingly, in most circumstances, when favorable development occurs, there is usually a corresponding adjustment to commission expense and the related accrual due to the agent. As a result, significant favorable development generally does not significantly impact our operating profitability because adjustments to our claims reserves generally result in corresponding adjustments to agent commissions and other underwriting expenses that tend to offset our claims reserves adjustments. This was generally the situation in each of the years 2007, 2006, and 2005. As noted on page 27 in the MD&A, the combined ratio for our property and casualty company, after considering such favorable development, did not vary significantly between years as a result of these contractual arrangements. Accordingly, we believe that for this line of business our disclosures include all relevant material information.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
September 30, 2008

Notes to Consolidated Financial Statements

Note 2. Discontinued Operations, page 47

2.      The 2007 loss from discontinued operations before taxes of $7.5 million significantly exceeds the $268,000 loss before taxes reported for the regional property and casualty segment for the nine months ended September 30, 2007. Please expand your disclosure in MD&A to explain why the pre-tax loss for this discontinued segment increased so significantly in the fourth quarter of 2007.

             RESPONSE

             In September 2007, the Company contracted with an independent firm to assist in the potential sale of the Company's regional property and casualty segment (the "Segment"). Various parties conducted varying degrees of due diligence with respect to a potential transaction. On December 27, 2007, the Company announced that it had entered into an agreement with Columbia Mutual Insurance Company for the purchase and sale of the Segment. The purchase price was based on statutory equity of the Segment, as adjusted. In evaluating the carrying value of the Segment using generally accepted accounting principles (which includes certain assets which are not included for statutory accounting principles) as compared to the estimated sales price (which was based on statutory equity, as adjusted), the Company determined that the "fair value" of the proceeds was less than the carrying value and an adjustment was recorded to reflect the Segment at its estimated "fair value." Approximately $3.3 million of the fourth quarter pre-tax loss was attributable to this fair value adjustment, as well as other disposition-related costs, including a brokerage commission payable and retention bonuses paid or payable to various management personnel.

             While the Segment has historically had very volatile results, the fourth quarter 2007 pre-tax loss primarily resulted from the carrying value adjustment necessitated by the sale of the Segment, as well as adjustments to the loss reserves as a result of our year end review. Some of the actual fourth quarter 2007 operating loss was precipitated by our claims adjusters adjusting individual case reviews as a result of the significantly increased oversight and questioning in connection with the extensive due-diligence conducted by interested parties; however, we are unable to quantify the exact magnitude of those adjustments versus our normal year end review adjustments. Given the completion of the sale of the Segment during the Company's first quarter of its 2008 fiscal year, the Company does not believe that additional disclosure in the 2007 Form 10-K is material to investors. However, in deference to the Staff's comment, we propose prospectively placing a footnote, in our annual report on Form 10-K for the period ending December 31, 2008, next to the fourth quarter 2007 $4.6 million "income (loss) from discontinued operations, net of tax" value; which footnote will state that the value "Includes a $3.3 million pre-tax adjustment to adjust the carrying value of the discontinued operations to their estimated fair value."

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
September 30, 2008

*****

             On behalf of the Company, we acknowledge that:

             •  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

             •  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

             •  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Please contact me at (404) 266-5501 in connection with any questions or comments relating to this response letter or other filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ John G. Sample, Jr. John G. Sample, Jr. Senior Vice President and Chief Financial Officer

cc:	Hilton H. Howell, Jr., CEO, Atlantic American Corporation Audit Committee, Atlantic American Corporation BDO Seidman LLP